[Exhibit 99.3]
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                [BONDY & SCHLOSS LLP LETTERHEAD]







                                        February 26, 2004



Via Facsimile

Epicus Communications Group, Inc.
1750 Osceola Drive
West Palm Beach, Florida 33409

Attn:  Gerard Haryman,
       President and Chief Executive Officer

           Re:  Representation of Epicus Communications Group, Inc.
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Dear Mr. Haryman:

     We very much appreciate the opportunity to represent Epicus Communications Group, Inc. (the "Company") in connection with the matters set forth herein. This letter will confirm the terms of that representation and is required by Court Rule and my firm in all new matters to ensure that we have a clear understanding with clients from the outset.

SCOPE OF REPRESENTATION
-----------------------

     We have been asked to represent the Company in all general corporate and securities law related matters including the preparation and filing of a Registration Statement on Form S-8 under the Securities Act of 1933 to register shares issued to employees and consultants including our firm.

FEES AND COSTS
--------------

     We have made no estimate of the total fees which will be incurred in these matters. The total fees in any given matter are difficult to estimate with any precision at the outset and may be affected by circumstances which are unforeseeable or otherwise beyond our control.

     Our fees for services will be based upon the normal hourly rate of the attorneys in our firm working on the matter. The normal hourly billing rates for attorneys in our firm vary and are re-adjusted periodically. I will have primary responsibility for your matters.
My current billing rate is $400 per hour. Associates current billing rates vary between $200 and $300 per hour. Partners rates start from

Gerard Haryman
Epicus Communictions Group, Inc.
February 25, 2004
Page 2


$325 per hour. In carrying out your assignments, we will assign all or portions of the work to the members of Bondy & Schloss and to our staff as seems appropriate to us. Where it is to the client's advantage to do so, we may utilize lawyers in the firm having a higher billing rate or, alternatively, we may utilize lawyers and other firm employees having a lower billing rate. Work assignments will be made, where possible, so as to maximize our legal effectiveness and our time efficiency and to minimize your legal expense. In order for us to undertake representation of your interests in these matters, we request that you issue in the name of Jeffrey A. Rinde 3,500,000 shares of the Company's common stock as payment for our work on the Form S-8 registration statement described above.

     Beyond hourly fees, certain other costs and expenses may be incurred in this representation. Examples are filing fees, messenger fees, charges for obtaining copies of records, long distance telephone calls, photocopying expenses, computerized legal research, and similar items. These costs and expenses will be billed in the same manner as our fees. Charges for costs over $100 may be sent for direct payment
by you.   The Company shall be also be responsible for all costs
incurred in connection with the transmission of any registration statement or other document to the SEC in accordance with the rules and regulations of EDGAR (the Electronic Data Gathering, Analysis, and Retrieval system) including the costs of the financial printer selected by the Company to transmit filed documents and all amendments and exhibits thereto. The Company shall also be responsible for all costs relating to the printing of any such documents, including all amendments and exhibits.

STATEMENTS
----------

     We will, periodically, render statements to you for services rendered. Our statements will indicate the nature of the work done during the time period covered by the statement, and the fees for
those services, as well as costs advanced by us on your behalf.   If
you have any questions regarding the billing format or any information contained therein, please contact me immediately. Otherwise, we will assume everything is satisfactory. Statements are to be paid promptly by you and in any event not later than the 15th of the month following
the month in which the statement is issued.   We reserve the right to
charge you interest, not to exceed 12% per annum, on any bill outstanding for more than thirty days.

TERMINATION OF REPRESENTATION
-----------------------------

     Our representation may be terminated by you at any time. If at any time you wish to terminate our representation, please advise us in writing, and we will then deliver a final statement to you and return any balance in your account, adjusted for work done and costs advanced through the date of termination. If we should determine to withdraw as counsel we will return the adjusted balance, with a final statement, in the same manner.

Gerard Haryman
Epicus Communictions Group, Inc.
February 25, 2004
Page 3


     In the event of a fee dispute, you have the right to seek arbitration. We will provide you with the necessary information regarding arbitration in the event of such dispute or upon your request.

     Conversely, Bondy & Schloss reserves the right to withdraw from representation, subject to the ethical restrictions imposed upon us by the applicable Rules of Professional Responsibility. For example, in order to effectively advocate your interests, you have an affirmative obligation to cooperate with Bondy & Schloss during the pendency of this matter. A client's non-cooperation is grounds for Bondy & Schloss's withdrawal. If this firm wishes to withdraw from this representation for any reason, you will not unreasonably withhold consent for us to do so. A statement of a client's rights in New York State is enclosed.

APPROVAL
--------

     If this letter accurately sets forth your understanding of this representation, please acknowledge your consent to Bondy & Schloss's representation as set forth above by signing where indicated and mailing and faxing this to me. We ask that you return a copy of this letter, bearing your originally signed acknowledgment.

     Thank you again for having asked us to undertake this representation. Should you have any questions concerning our fees, costs, arrangements or procedures, or the scope of the legal services we will provide, please call me at any time.

                                        Very truly yours,

                                        BONDY & SCHLOSS LLP


                                        By:___________________________
                                           Jeffrey A. Rinde.
                                           A Member of the Firm



I HEREBY APPROVE OF AND AUTHORIZE THE FEE AGREEMENT
AS SET FORTH BY THE FOREGOING LETTER.

EPICUS COMMUNICATIONS GROUP, INC.


By:_____________________________
   Gerard Haryman,
   President and Chief Executive Officer